Exhibit 99.1

Silvercorp Considering Perseus Announcements

VANCOUVER, BC, Nov. 30, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) notes the announcements made by Perseus Mining Limited ("Perseus") (ASX: PRU) (TSX: PRU) in relation to its acquisition of a 19.9% interest in OreCorp Limited ("OreCorp") (ASX: ORR).  Silvercorp is considering these announcements to determine an appropriate course of action in the best interests of Silvercorp shareholders.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/30/c7862.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:30e 30-NOV-23